Exhibit 11 Computation of Per-Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

(In thousands, except per-share amounts)	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,

	2001	2000	2001	2000

Net earnings (loss)	$(18,363)	$18,518	$(13,764)	$50,345
Less preferred dividends	(60)	(60)	(180)	(180)

Net earnings (loss) available to common shareholders	$(18,423)	$18,458	$(13,944)	$50,165

Basic earnings (loss) per share:

Weighted-average common shares outstanding	33,200	34,588	33,203	35,379

Per-share amount	$(.55)	$.53	$(.42)	$1.42

Diluted earnings (loss) per share:

Weighted-average common share outstanding	33,200	34,588	33,203	35,379
Dilutive effect of stock options and restricted
shares based on the treasury stock method	104	90	148	108

Total	33,304	34,678	33,351	35,487

Per-share amount	$(.55)	$.53	$(.42)	$1.41

Note:	This computation is required by Regulation S-K, Item 601, and is filed as an exhibit under Item 6 of Form 10-Q.

26